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Reply Attention of: Robert Galletti Direct Telephone: (604) 973-0588 Email: rgalletti@wlmlaw.ca Our File No: 16054-001

August 21, 2017

VIA EDGAR

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549-7410

Attention: John Reynolds, Assistant Director

Dear Sirs:

Re:	Bearing Lithium Corp. (the “Company”) Amendment No. 4 to Registration Statement on Form F-4 Filed July 27, 2017 File No. 333-217231

This letter responds to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated August 9, 2017 (the “Comment Letter”) regarding the above-referenced Registration Statement of the Company filed with the Commission on July 27, 2017. In light of the Staff’s previous request for the Company to include pro-forma per share information calculated within three trading days from the effective date of the Registration Statement, the Company intends to file via EDGAR Amendment No. 5 (“Amendment No. 5”) to the Registration Statement upon confirmation of the Staff’s satisfaction with the below responses.

The changes to be reflected in Amendment No. 5 will include those made in response to the comments of the Staff in the Comment Letter, updated pro-forma per share information, confirmation of the record and meeting dates for the special meeting of the shareholders of Li3 Energy Inc. (“Li3”), and other changes that will update, clarify and render the information complete.

Set forth below are the Company’s responses correspondingly numbered with the Staff’s comments as set forth in the Comment Letter. Page references in the Company’s responses below correspond to the page numbers in Amendment No. 4.

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Company Website

1.	We note that your press release dated July 13, 2017 and your investor presentation dated July 2017 include exploration targets that include tonnes, grade, and contained products. Our understanding of paragraph 2.3 (2) of National Instrument 43-101 is that exploration targets should only be expressed as ranges of the potential quantity and grade, and not contained products. Please advise.

Response: As you are aware, the July 13, 2017 press release and July investor presentation reiterate the disclosure contained in the July 12, 2017 resource estimate (the “JORC Estimate”) published by the Company’s joint venture partners, Lithium Power International Ltd. and Minera Salar Blanco SpA. The JORC Estimate was prepared by a competent person in accordance with The Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (2012) (the “JORC Code”). We note that, although Section 2.3 (2) of National Instrument 43-101 (“NI 43-101”) does not permit exploration targets to be expressed as contained products, Section 7.1 of NI 43-101 allows issuers to make disclosure and file technical reports that use mineral resource and mineral reserve categories of an acceptable foreign code, provided the issuer files, within 45 days, a technical report containing a reconciliation of any material differences between the mineral reserve and mineral resource categories used and the categories in NI 43-101. The JORC Code is included in the definition of “acceptable foreign code” contained in Section 1.1 of NI 43-101. Further, we note that Sections 17 and 18 of the JORC Code do not preclude estimates of contained products in relation to exploration targets and results, provided that corresponding ranges of tonnage and grade are disclosed, and provided that the disclosure adequately distinguishes between exploration targets and Mineral Resources or Ore Reserves (as defined in the JORC Code).

In the light of the publication JORC Estimate, the Company is preparing an updated NI 43-101 report to satisfy its obligations under the instrument. Please note that the Company has also removed its investor presentation from its website until such time as the presentation can be updated with the forthcoming NI 43-101 report.

2.	We note that you have updated your mineral resources. Please forward to our engineer, as supplemental information and not as part of your filing, the technical report supporting your JORC mineral resources, pursuant to paragraph (c) of Industry Guide 7. Please provide this information on a CD, formatted as Adobe PDF files. You may ask to have this information returned by making a written request at the time it is furnished, as provided in Rule 418(b) of Regulation C. If you have questions concerning the above request, please contact John Coleman, Mining Engineer at (202) 551-3610.

Response: A copy of the JORC Estimate in the requested format was delivered to John Coleman on August 11, 2017.

3.	We note that the information on page 9 of your July 2017 investor presentation implies that market capitalization is directly related to resource grade. Tell us how you made this determination. Additionally tell us if you considered other factors with respect to your market comparables such as the size of a resource/reserve or the level of study completed on a property.

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

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Response: The Company has removed the July 2017 investor presentation and related information from its website, and intends to modify any future presentations to avoid the correlation between market capitalization and resource grade without explicit reference to other relevant comparables.

4.	We note the information on page 10 of your July 2017 investor presentation in which you state that the Maricunga project is the highest grade undeveloped lithium project. Tell us why you have not included other project specific data in your table such as resource quantities.

Response: The Company intends to include additional project specific data in future presentations.

Amendment No. 4 to Registration Statement on Form F-4

General

5.	We note your response to prior comment 1. It appears the settlement agreements are conditioned on “Li3 and the Creditor entering into arrangements satisfactory to the Company in regards to the settlement of the Penalty Payment.” It is unclear whether and how this condition affects Bearing’s issuance of shares to the creditors. Please advise us of the anticipated terms of Li3’s settlement of the Penalty Payment.

Response: On July 7, 2017, following the approval of Li3’s board of directors, Li3 issued an aggregate of 14,584,062 Li3 common shares to John Grant, William Scrogins, Robert Jensen, and Mark Beemer, in full satisfaction of the 22% Penalty Payments referred to in the settlement agreements. The Company has formally acknowledged to Li3 that those share issuance satisfy the requirement set out in section 2. of the Amended and Restated Settlement Agreements. Amendment no. 5 will be amended to clarify our response to comment 1 of the Staff’s previous letter: no securities of Bearing have yet been issued under the debt settlement agreements. Those securities will be issued, at the requirement of the TSV Venture Exchange, if, and when, the merger is effective.

Li3’s Business page 112

6.	We are not familiar with the term estimated/non proven resource. Please advise or revise.

Response: The referenced language was used in error and will be removed from Amendment no. 5.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly, W.L. MACDONALD LAW CORPORATION

	Per:	/s/ William L. Macdonald
William L. Macdonald

WLM/ya

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.